VP 3/12

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2004
WASH. D.C. 158 SECTION

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

04004712

ANN 3/11/2004

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39706 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 CONVENT STREET, SUITE 1350
(No. and Street)

SAN ANTONIO, TEXAS 78205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN L. KAUTH III (210) 271-7947
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

300 CONVENT STREET, SUITE 1200 SAN ANTONIO, TEXAS 78205
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JOHN L. KAUTH III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature JOHN L. KAUTH III

CHIEF EXECUTIVE OFFICER

Title

Notary Public

Maria A. Sloan
Notary Public, State of Texas
My Commission Expires
APRIL 13, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

## Independent Auditors' Report

The Partners
Intercontinental Asset Management Group, Ltd.:

We have audited the accompanying statements of financial condition of Intercontinental Asset Management Group, Ltd. as of December 31, 2003 and 2002, and the related statements of income, partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of and for the year ended December 31, 2003, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Statements of Financial Condition

December 31, 2003 and 2002

| **Assets** | | **2003** | **2002** |
|---|---|---|---|
| Cash and cash equivalents | $ | 1,241,008 | 1,048,493 |
| Accounts receivable | | 29,969 | 36,577 |
| Membership in Nasdaq exchange | | 3,300 | 3,300 |
| Total assets | $ | 1,274,277 | 1,088,370 |
| **Liabilities and Partners' Capital** | | | |
| Accounts payable and accrued expenses (note 3) | $ | 279,516 | 238,860 |
| Partners' capital (note 4) | | 994,761 | 849,510 |
| Total liabilities and partners' capital | $ | 1,274,277 | 1,088,370 |

See accompanying notes to financial statements.

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Statements of Income

Years ended December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Revenues: | | | |
| Commissions, trading profits, and fees | $ | 3,985,162 | 3,838,629 |
| Interest income | | 5,516 | 23,391 |
| Other income | | 3,570 | 4,469 |
| | | 3,994,248 | 3,866,489 |
| Expenses (note 3): | | | |
| General partner's management fee | | 800,000 | 761,035 |
| Commissions and floor brokerage | | 707,147 | 679,266 |
| Employee compensation and benefits | | 1,105,870 | 985,504 |
| Occupancy, equipment, and on-line services | | 160,205 | 251,288 |
| Legal and accounting fees | | 72,927 | 78,284 |
| Other expenses | | 582,348 | 690,612 |
| | | 3,428,497 | 3,445,989 |
| Net income | $ | 565,751 | 420,500 |

See accompanying notes to financial statements.

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Statements of Partners' Capital

Years ended December 31, 2003 and 2002

| | | General partner | Limited partners | Total capital |
|---|---|---|---|---|
| Balance at December 31, 2001 | $ | 57,003 | 1,083,057 | 1,140,060 |
| Net income | | 21,025 | 399,475 | 420,500 |
| Distributions to partners | | (35,553) | (675,497) | (711,050) |
| Balance at December 31, 2002 | | 42,475 | 807,035 | 849,510 |
| Net income | | 28,287 | 537,464 | 565,751 |
| Distributions to partners | | (21,025) | (399,475) | (420,500) |
| Balance at December 31, 2003 | $ | 49,737 | 945,024 | 994,761 |

See accompanying notes to financial statements.

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Statements of Cash Flows

Years ended December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 565,751 | 420,500 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Decrease in accounts receivable | | 6,608 | 33,631 |
| Increase in accounts payable and accrued expenses | | 40,656 | 5,099 |
| Net cash provided by operating activities | | 613,015 | 459,230 |
| Cash flows from financing activities: | | | |
| Distributions to partners | | (420,500) | (711,050) |
| Net cash used in financing activities | | (420,500) | (711,050) |
| Increase (decrease) in cash and cash equivalents | | 192,515 | (251,820) |
| Cash and cash equivalents at beginning of year | | 1,048,493 | 1,300,313 |
| Cash and cash equivalents at end of year | $ | 1,241,008 | 1,048,493 |

See accompanying notes to financial statements.

## (1) Organizational Structure and Operations

Intercontinental Asset Management Group, Ltd. (the Limited Partnership) is a Texas limited partnership in which Intercontinental Asset Management Corporation (the Company) is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Limited Partnership, respectively.

The Limited Partnership acts as a fully-disclosed introducing broker dealer, including the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling of corporate, municipal, and government debt instruments, as well as options and futures.

The Limited Partnership operates under a clearing agreement with Pershing LLC (Pershing), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Limited Partnership and carries the accounts of such customers on a fully-disclosed basis. The Limited Partnership does not hold customer cash or securities in connection with such transactions. The Limited Partnership is responsible for its customers' obligations to Pershing in the event that a customer of the Limited Partnership defaults on such obligations. The clearing agreement may be canceled by either party upon ninety days' notice.

## (2) Summary of Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(b) Securities Transactions*

Customers' securities transactions are reported on a trade date basis. Related commission income and expenses are also reported on a trade date basis.

### *(c) Federal Income Taxes*

No provision for federal income taxes has been made in the accompanying financial statements, as the Limited Partnership is not subject to federal income taxes. The taxable income of the Limited Partnership is reportable in the federal income tax returns of the partners.

### *(d) Cash and Cash Equivalents*

Cash and cash equivalents consist of interest-bearing deposit accounts with financial institutions and Pershing with a maturity at date of purchase of three months or less and investments in demand money market mutual funds.



(Continued)

## (3) Related Party Transactions

The Limited Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Non-officers' and officers' salaries and other overhead expenses of approximately $780,060 and $780,010 for the years ended December 31, 2003 and 2002, respectively, were allocated by an affiliate under common ownership to the Limited Partnership. Accounts payable and accrued expenses arising from these expenses amounted to $60 and $10 at December 31, 2003 and 2002, respectively.

The Limited Partnership pays a management fee to the Company as the general partner for services performed in connection with managing and conducting the business of the Limited Partnership. The amount of the management fees are determined annually by the Limited Partnership. The general partner's management fees were $800,000 and $761,035 for the years ended December 31, 2003 and 2002, respectively.

## (4) Net Capital Requirements

The Limited Partnership is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under rule 15c3-1, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Limited Partnership had net capital of $949,616, which was $849,616 in excess of its required net capital of $100,000. The Limited Partnership's net capital ratio was 0.29 to 1 at December 31, 2003.

## (5) Subsequent Events (Unaudited)

In 2004, the Limited Partnership will make distributions related to 2003 earnings of $565,751 to the general partner and limited partners.

Schedule 1

# INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

| | | |
|---|---|---|
| **Computation of Net Capital** | | |
| Total partners' capital | $ | 994,761 |
| Deductions: | | |
| Nonallowable assets | | (33,269) |
| Net capital before haircuts on securities positions | | 961,492 |
| Haircut on money market fund | | (11,876) |
| Net capital | | 949,616 |
| **Aggregate Indebtedness:** | | |
| Accounts payable and accrued expenses | | 279,516 |
| Total aggregate indebtedness | | 279,516 |
| **Computation of Basic Net Capital Requirements:** | | |
| Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness) | | 100,000 |
| Excess net capital | $ | 849,616 |
| Ratio of aggregate indebtedness to net capital | | 0.29 to 1 |

**Reconciliation with Partnership's Computation:**

There were no material adjustments to net capital as presented herein and as shown in Part IIA of Form X-17A-5 as of December 31, 2003.

See accompanying independent auditors' report.

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Supplementary Information – Computation for Determination of
Reserve Requirements Under Rule 15c3-3

December 31, 2003

**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

The Limited Partnership is exempt from the reserve requirement.

See accompanying independent auditors' report.

**INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.**

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

| | **Market value** | **Number of items** |
|---|---|---|
| Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3 | None | None |
| Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | None | None |

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

## Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Intercontinental Asset Management Group, Ltd.:

In planning and performing our audit of the financial statements of Intercontinental Asset Management Group, Ltd. (the Limited Partnership), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Limited Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Limited Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Limited Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004